Exhibit (a)(10)




For Immediate Release
Friday, October 9, 1998



     EUROPEAN COMMISSION ADOPTS CLEARANCE DECISION FOR TENDER OFFER BY FRAMATOME CONNECTORS INTERNATIONAL (FCI) FOR BERG ELECTRONICS



     Paris, France, October 9, 1998 - Framatome Connectors International S.A. (FCI) today announced the adoption by the European Commission of a clearance decision with respect to the tender offer commenced on September 2, 1998 for the acquisition of Berg Electronics Corp.

     FCI, a wholly-owned subsidiary of Framatome S.A., is the world's third largest connector company with sales of over $1 billion, serving the electronic, automotive, electrical and aerospace industries. Headquartered in Paris, France, FCI employs 8,500 people and has operations in the Americas, Europe and Asia.



CONTACT:
Sophie Tran-Dinh
Tel: 33 (0) 1 47 96 36 11
Fax: 33 (0) 1 47 96 52 39
http://www.fciconnect.com